Exhibit 21.1

Subsidiary	Location
Wayfair LLC	United States
CastleGate Logistics Inc.	United States
Wayfair Maine LLC	United States
Wayfair Securities Corporation	United States
Wayfair Illinois LLC	United States
CastleGate Logistics Canada Inc.	Canada
Wayfair Stores Limited	Republic of Ireland